UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

HANDENI GOLD INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

41024A202

(CUSIP Number)

REGINALD MENGI Plot 132 Msese Road, Kinondoni District Dar es Salaam, Tanzania Telephone: +255-222-211-9354

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	41024A202

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) REGINALD MENGI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ] Not applicable
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not applicable [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Tanzania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,463,889 common shares of common stock. (1)
	8	SHARED VOTING POWER Nil
	9	SOLE DISPOSITIVE POWER 3,463,889 common shares of common stock. (1)
	10	SHARED DISPOSITIVE POWER Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,463,889 common shares of common stock. (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not applicable [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

Notes:

(1)          These 3,463,889 shares consist of (i) 3,363,889 shares held by IPP Gold Limited, a corporation organized under the laws of Tanzania, of which Mr. Mengi is the sole officer and director, and (ii) 100,000 shares held by Handeni Resources Limited, a limited liability company registered under the laws of Tanzania, in which Mr. Mengi has a controlling interest.

(2)          Based on 4,617,778 common shares of the Issuer's common stock issued and outstanding as of June 19, 2017.

Item 1.   Security and Issuer

This statement relates to the voting common stock, $0.001 par value, of Handeni Gold Inc., a Nevada corporation (the "Issuer"). The Issuer maintains its principal executive office at P.O. Box 33507, Plot 82A, ITV Road, Mikocheni Light Industrial Area, Dar es Salaam, Republic of Tanzania.

Item 2.   Identity and Background

Name:

This statement is filed by Reginald Mengi (the "Reporting Persons").

Residence or Business Address:

Mr. Mengi's address is:
Plot 132 Msese Road, Kinondoni District
Dar es Salaam, Tanzania

Present Principal Business or Occupation:

Mr. Mengi's principal occupation is that of a businessman. Mr. Mengi is self-employed. In addition, since September 21, 2010, Mr. Mengi has served as the Chairman and a director of the Issuer.

Place of Organization or Citizenship:

Mr. Mengi is a Tanzanian citizen.

Criminal Proceedings:

During the last five years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Civil Proceedings:

During the last five years, the Reporting Persons have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Considerations

On June 15, 2017, the Issuer closed on $0.12 Shares for Debt Subscription Agreements with IPP Ltd. (the "Agreement"), pursuant to which IPP Ltd. has agreed to accept 2,475,000 shares of Issuer's common stock at a deemed settlement price of $0.12 per common share, in full and complete satisfaction of outstanding debts of $297,000 owing from the Issuer to IPP Ltd.

As such, effective on June 15, 2017, the Issuer issued an aggregate of 2,475,000 restricted shares of common stock at a deemed issuance price of $0.12 per share of common stock to IPP Gold Ltd. The Reporting Person is the sole officer and director of IPP Gold Ltd.

Item 4.   Purpose of Transaction

The Reporting Person acquired the beneficial ownership of the securities of the Issuer as described above in Item 3 as part of the Reporting Persons' overall personal investment strategy.

Subject to all relevant securities law restrictions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, the Reporting Person has no current plans or proposals that relate to or would result in:

(a)       the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)       any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)       a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)       any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)       any material change in the present capitalization or dividend policy of the Issuer;

(f)       any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the United States Investment Company Act of 1940;

(g)       changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)       causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)       a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)       any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a)       For the purposes of this statement, the Reporting Person is reporting herein that, as of June 15, 2017, it was the beneficial owner of 3,463,889 shares of the Issuer's common stock, representing approximately 75% of the Issuer's issued and outstanding common stock.

(b)       For the purposes of this statement, the Reporting Person is reporting herein that, as of June 15, 2017, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 3,463,889 shares of the Issuer' common stock, representing approximately 75% of the Issuer's common stock.

(c)       As of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Person other than as disclosed herein.

(d)       As of the date hereof, to the best knowledge and belief of the undersigned, except as otherwise reported herein, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e)       Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.   Material to Be Filed as Exhibits

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2017

/s/ Reginald Mengi
Name:   Reginald Mengi